SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2026
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Publicly-held Company

CNPJ/MF nº 33.042.730/0001-04

NIRE 35.300.396.090

MATERIAL FACT

Companhia Siderúrgica Nacional (“Companhia” or “CSN”) (B3: CSNA3; NYSE: SID), in compliance with article 157, paragraph 4º, of Law nº 6,404/1976 and CVM Resolution No. 44/2021, hereby informs its shareholders and the market in general that its Board of Directors has authorized its management to initiate a structured divestment project involving significant assets, with the purpose of definitively address the Group’s capital structure, as summarized in a presentation disclosed to the market on this date.

The Company intends to begin, in 2026, the implementation of the strategic initiatives required to reduce indebtedness and optimize the Group’s capital structure, including the divestment of key assets with the objective of deleveraging between R$15 to R$18 billion. These actions will allow the Company to concentrate on the segments with the highest profitability, growth potential and synergies.

The intended asset divestments are part of management’s strategy aimed at achieving the potential, over the next eight years, to double CSN’s EBITDA and reach a sustainable leverage level of approximately 1.0x net debt to EBITDA. Any sales of equity interests in the assets will be subject to customary conditions applicable to similar transactions, including the receipt of legal, antitrust and regulatory approvals, without prejudice to any additional conditions that may be set forth in the definitive transaction documents.

CSN undertakes to keep its shareholders and the market in general duly informed about any relevant developments related to these projects, in accordance with the applicable legislation.

São Paulo, January 15th, 2026.

Antonio Marco Campos Rabello

Chief Financial and Investor Relations Officer

Companhia Siderúrgica Nacional

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 15, 2026

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Antonio Marco Campos Rabello
Antonio Marco Campos Rabello Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.